**Twin City Island Spirits, Inc.**

# ANNUAL REPORT

4000 Sion Farm
Christiansted, VI 00820
8049291895
http://mutinyislandvodka.com

This Annual Report is dated April 29, 2026.

## BUSINESS

Twin City Island Spirits, Inc. ('Mutiny Island Vodka" or the "Company") is a C-Corp organized in the US Virgin Islands that meticulously crafts vodka using breadfruit, resulting in an ultra-premium spirit infused with island essence, character, rhythm, and flavor. The Company's business model consists of a sustainable production process focused on environmentally-conscious consumers and those appreciative of unique and premium vodka tastes. Mutiny Island Vodka is crafted at company owned Sion Farm Distillery, encompassing a tasting room, and restaurant on the island of St. Croix, USVI.  Our spirits are sold at restaurants and bars, such as Applebee's, as well as direct-to-consumer businesses online. The Company offers a unique selling position by using breadfruit, has an endorsement from the Trees That Feed Foundation, planting fruit trees to feed people, create jobs, and better the environment, signaling its sustainable and positive global impact, and boasts a strong distribution network including collaborations with industry giants like American Airlines and distribution partnerships with entities like Breakthru Beverage.

The Company's Intellectual Property ('IP"): The Company was granted three U.S. trademarks for "Mutiny", "Mutiny Island Vodka" and "Island Vodka"

**Previous Offerings**

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $2,208,004.00
Number of Securities Sold: 736,001
Use of proceeds: Operating Expenses
Date: June 12, 2023
Offering exemption relied upon: Section 4(a)(2)

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Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,072,940.96
Number of Securities Sold: 253,214
Use of proceeds: Operating Expenses, Employment, Marketing & Technology upgrades
Date: September 03, 2024
Offering exemption relied upon: Regulation CF

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

**Operating Results – 2025 Compared to 2024**

Circumstances which led to the performance of financial statements:
Year ended December 31, 2025 compared to year ended December 31, 2024
Revenue
Revenue for fiscal year 2025 was $1,236,936 compared to $1,238,247 in fiscal year 2024.
This minor decrease was due to inflation lowering consumer buying power in 2025 as well as a decrease in tourism revenue, which was consistent throughout the region.
Cost of Revenue
Cost of Revenue for fiscal year 2025 was $530,471 compared to $539,918 in fiscal year 2024.
The decrease in costs is reflective of the decreased sales volume.
Gross Profit

Gross Profit for fiscal year 2025 was $706,465 compared to $698,329 in fiscal year 2024.
This minor increase is due to cost saving measures being implemented within COGS.

Expenses

Expenses for fiscal year 2025 were $2,305,445 compared to $2,017,041 in fiscal year 2024.
The $288k increase is largely attributable to the costs of the capital raise campaign alongside increases in Marketing as new markets are being added throughout the United States, and increased travel expense due to the same reason.

Historical results and cash flows:

The Company continues to believe it is currently in an expansion stage as we have had recent growth in locations and consumers. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. The Company has emphasized sales, operational investment, and team scale-up over the past year, which requires a larger investment but will provide greater and continued returns in the upcoming months and years. Our goal is to increase revenue so that we can reach a cash-neutral cash flow position, a status that has not yet been achieved and is dependent on future capital raises. Looking ahead, we are diligently working to lower unnecessary expenses alongside increasing revenue which will allow us to get closer to our goal of breaking even.

**Liquidity and Capital Resources**

At December 31, 2025, the Company had cash of 38144.61.

**Debt**

Creditor: SBA Mortgage (Stone Bank)
Outstanding balance: $2,284,320.00
Interest rate: 8.75%
Material terms: The Company entered into a loan agreement on February 4, 2021 with a principal amount of $2,600,000. The
loan matures on August 4, 2046. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year and only interest payments are due. Beginning the 13th month, monthly principal and interest payments of $16,507 are due on the 1st calendar day every month. Beginning April 1, 2021, the interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $2,284,320 and $2,312,960, respectively, and the interest rate was at 8.75% per annum. Additionally, the monthly payment amounts increased to $19,520. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

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Creditor: SBA Disaster Relief Loan
Outstanding balance: $286,458.00
Interest rate: 8.75%
Material terms: The Company entered into a loan agreement on February 4, 2021 with a principal amount of $400,000. The
loan matures on February 4, 2031. The note has an adjustable interest rate. The initial interest rate is 5.75% per annum for the first year. Further, for the first month only an interest payment is due. Beginning the second month, the Company must pay principal and interest payments of $4,418 on the 1st calendar of every month. The interest rate will be the Wall Street Journal prime rate plus 2.5%, adjusted every quarter, beginning April 1, 2021. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $286,458 and $317,842, respectively, and the interest rate was 8.75% per annum. The Loan is secured by a Mortgage and Security Agreement which encumbers a certain commercial real estate located in St. Croix, U.S. Virgin Islands. The Loan is further secured by a Security Agreement which encumbers the Collateral.

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Creditor: EIDL Loan
Outstanding balance: $66,300.00
Interest rate: 3.75%
Material terms: The Company entered into a loan agreement on June 10, 2020 with a principal amount of $75,500. The loan
matures 30 years from the date of the promissory note on June 10, 2050. The interest rate is 3.75% per annum and principal and interest payments of $368 are due monthly. Interest accrues on the principal balance until receipt of first payment, which was expected 12 months from the date of the agreement. As of December 31, 2024 and 2023, the outstanding principal balance amounted to $66,300 and $70,348, respectively.

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Creditor: Henry E. Richeson Revocable Trust
Outstanding balance: $100,000.00
Interest rate: 5%
Material terms: On December 31, 2023, the Company executed a Demand Note with its shareholder amounting to $100,000,
together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2025 but can be prepaid in whole or in part without penalty or premium subject to certain conditions. As of December 31, 2024, the outstanding principal and accrued interest balance amounted to $100,000. The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

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Creditor: Select Financial, LLLP
Outstanding balance: $500,000.00
Interest rate: 5%
Material terms: As of December 31, 2024, the outstanding principal and accrued interest balance amounted to $500,000.  The loans were incurred in connection with expenses paid on behalf of the Company by the shareholders.

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Creditor: Cheasapeake Bay Distillery/Demand Note 2
Outstanding balance: $500,000.00
Interest rate: 5%
Material terms: The loan is unsecured and payable on or before December 30, 2026, with interest at 5% per annum.

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Creditor: Allied Islands Management Group
Outstanding balance: $840,000.00
Interest rate: 12%
Material terms: The note may be converted, at the lender's option, into 420,000 Preferred Shares of the company. The principal is funded in four monthly installments of $210,000.00 each, beginning July 9, 2025. Interest accrues on the date of each disbursement.

## DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Todd Allen Manley

 Todd Allen Manley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Board Member
• Dates of Service: August 2018 — Present
• Responsibilities: Todd Manley is the Chef / Founder / Creator of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of CEO of the company, his number one job is to provide a vision and a face for the Company. However, as a start-up, he wears any hat

necessary. Todd does not currently receive a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

• Employer: Smorrebrod, LLC
Title: Member
Dates of Service: June 2014 — Present
Responsibilities: Founding Member, requiring only 1/2 hour per week for partner review

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Name: Shannon Manns

 Shannon Manns's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO
• Dates of Service: September 2014 — Present
• Responsibilities: Shannon Manns is the Chief Operating Officer and Breadfruit Ambassador of what we believe to be the first and only island vodka hand-crafted from breadfruit, Mutiny Island Vodka. In the role of COO of the company, her number one job is to lend her talents from American Airlines, managing over 50 lounges, to oversee all of the moving parts of day to day operations. She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Shannon lives on the island of St. Croix and receives a salary from Mutiny Island Vodka and works approximately 70-80 hours per week for the Company.

Other business experience in the past three years:

• Employer: American Airlines
Title: Manager Lounge Food & Beverage Operations
Dates of Service: April 2011 — August 2024
Responsibilities: Ensured world-class delivery of the food and beverage experience for global travelers by ensuring all staff  trained and equipped for the job.Shannon has negotiated and implemented over $120M food and beverage operations contracts with HMS Host, Sodexo Magic and Compass Group serving 53 airport lounges.

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Name: Liza Herth

Liza Herth's current primary role is with Virgin Voyages. Liza Herth currently services approximately 15-20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Head of Marketing
• Dates of Service: October 2023 — Present
• Responsibilities: At Mutiny Island Vodka, Liza Herth leads brand transformation and marketing expansion efforts, redefining the brand's identity through targeted digital activations, sales tools, and a refreshed content strategy. She successfully spearheaded the previous marketing campaign via StartEngine, raising over $1.1M to fuel growth, while crafting high-impact go-to-market strategies for new territories with strategic partnerships, including collaborations with Applebee's, Virgin Voyages, Margaritaville, and more. Her initiatives focus on amplifying brand visibility, scaling e-commerce, and expanding digital reach to drive both engagement and revenue growth.She is a breadfruit advocate through and through, and takes on any role necessary to creatively build success. Lizaworks approximately 15-20 hours per week for the company.

Other business experience in the past three years:

• Employer: Virgin Voyages
Title: Head of Lifecycle Marketing
Dates of Service: June 2021 — Present
Responsibilities: At Virgin Voyages, Liza drives customer lifecycle marketing across email, SMS, and direct mail, generating over $400 million in attributed channel revenue through strategic customer journey mapping and personalization. She leads a high-performing team and has scaled key initiatives, including direct mail and SMS channels, while managing global brand campaigns and major itinerary launches. Her work focuses on enhancing engagement, optimizing martech, and delivering actionable insights to senior leadership to support business growth.

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Name: Michael John Fennessy

Michael John Fennessy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member and Chief Financial Officer
• Dates of Service: September 2018 — Present

• Responsibilities: Reviewing and validating any financial information

Other business experience in the past three years:

• Employer: Talley Petroleum Enterprises, Inc
Title: CFO
Dates of Service: June 2017 — December 2021
Responsibilities: Lead executive on all financial, technology and project management.

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Name: David Alan Johnson

 David Alan Johnson's current primary role is with Cane Bay Partners VI. LLLP. David Alan Johnson currently services approximately 2 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: December 2020 — Present
• Responsibilities: Shareholder through MV Capital LLLP and Board member.

Other business experience in the past three years:

• Employer: Cane Bay Partners VI. LLLP
Title: Partner
Dates of Service: July 2009 — Present
Responsibilities: Owner and partner in management consulting and analytics firm

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Name: Stacey Allen Pinkerd

 Stacey Allen Pinkerd's current primary role is not with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: August 2019 — Present
• Responsibilities: Stacey is a board member of Mutiny Island Vodka

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Name: Christopher Eldridge Richeson

Christopher Eldridge Richeson's current primary role is with Chesapeake Bay Distillery LLC . Christopher Eldridge Richeson currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member / Secretary / Production Consultant
• Dates of Service: April 2018 — Present
• Responsibilities: Consultant to production, Administrative recorder of minutes in service as Secretary, Advice and Consultation.. Chris does not currently receive a salary from Mutiny Island Vodka and works 10hours per week for the Company.

Other business experience in the past three years:

• Employer: Chesapeake Bay Distillery LLC
Title: Managing Member
Dates of Service: October 2015 — Present
Responsibilities: I founded the distillery in 2005. I currently handle limited day to day operations and focus on regulatory and executive work.

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Name: Michael Lynn Lintner

Michael Lynn Lintner's current primary role is with 482 Music. Michael Lynn Lintner currently services approximately 4-5 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2018 — Present
• Responsibilities: Ensure the Mutiny Island Vodka Brand guidelines are upheld and true to the brand. Michael does not receive salary for his role with Mutiny Island Vodka.

Other business experience in the past three years:

• Employer: 482 Music
Title: Owner
Dates of Service: March 1997 — Present
Responsibilities: Owner of 482 Music. The company is currently in hiatus.

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Name: Mahlon Charles Kennicutt II

 Mahlon Charles Kennicutt II's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: January 2024 — Present
• Responsibilities: Advice and consultation. Mahlon does not receive salary or equity compensation for his role with Mutiny Island Vodka.

## PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)
Amount and nature of Beneficial ownership: 400,000
Percent of class: 24.09%

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Title of class: Preferred Stock
Stockholder Name: Allied Island Management Group LLC (100% owned & managed by Jessalyn Viera)
Amount and nature of Beneficial ownership: 500,000
Percent of class: 24.09%

# RELATED PARTY TRANSACTIONS

Name of Entity: Chesapeake Bay Distillery, LLC
Names of 20% owners: Chris Richeson
Relationship to Company: Director
Nature / amount of interest in the transaction: On December 30, 2021, the Company executed a $500,000 Demand Note payable to Chesapeake Bay Distillery, LLC, together with interest thereon at the rate of 5% per annum.
Material Terms: The Demand Note is unsecured, bears interest at 5% per annum, matures on December 30, 2026, and may be prepaid in whole or in part without penalty or premium. As of December 31, 2024 and 2023, the outstanding principal balance was $500,000 and $510,002, respectively.

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Name of Entity: Select Financial, LLLP
Names of 20% owners: David Johnson
Relationship to Company: Director
Nature / amount of interest in the transaction: On December 30, 2021, the Company executed a Demand Note with Select Financial, LLLP, amounting to $500,000,
together with interest thereon at the rate of 5% per annum, due and payable in full on December 30, 2026 but can be prepaid in whole or in part without penalty or premium subject to certain conditions.
Material Terms: As of December 31, 2024, the outstanding principal balance amounted to $500,000. The loans were incurred in connection with
expenses paid on behalf of the Company by the shareholders.

# OUR SECURITIES

The Company has authorized Common Stock and Preferred Stock.

Common Stock
• Authorized: 10,000,000
• Outstanding: 2,991,094
• Voting Rights: One vote per share. Please see voting rights of securities sold in this offering below.
• Material Rights: PLEASE BE AWARE, the alcohol beverage industry is subject to extensive federal and state regulations. These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee. Please see provision 6(g) in the Subscription Agreement.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock
• Authorized: 1,333,334
• Outstanding: 745,168
• Voting Rights: One vote per share.
• Material Rights: Dividends. Any dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid on a pro rata, pari passu basis among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4.4(a)).

Liquidation Preference. In the event of any Deemed Liquidation Event (as defined below), the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Preferred Stock, and (ii) all declared but unpaid dividends (if any) on such share of Preferred Stock, or such lesser amount as may be approved by the holders of the majority of the outstanding shares of Preferred Stock.

Convertible Instruments. As of July 9, 2025, the Company has issued a convertible Demand Note in the principal amount of $840,000 to Allied Islands Management Group. At the option of the lender, this note may convert into up to 420,000 shares of Preferred Stock. If exercised, the conversion would increase the number of Preferred Shares outstanding and dilute the ownership of existing shareholders, including investors in this offering. Please see the Risk Factors and Dilution sections of the Offering Circular for further information on how this may affect your investment.

**What it means to be a minority holder**

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.
 One such instrument currently outstanding is a convertible Demand Note issued by the Company in July 2025, which may convert into up to 420,000 shares of Preferred Stock at the lender's option. If converted, this would dilute the ownership percentage of existing shareholders, including investors in this offering. Please see the Company's Securities and Risk Factors sections of the Offering Circular for how this may affect your investment.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

**RISK FACTORS**

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF.  Such disclosure generally requires only that the Company issue an annual report via a Form C-AR.  Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Common Stock in the amount of up to $3,895,263.98 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer

preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not

uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our vodka is a good idea, that the team will be able to successfully market, and sell the product or service, and that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the Company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the Company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the Company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the Company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets.  We believe one of the most valuable components of the Company is our intellectual property portfolio.  Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations.  It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Manufacture and Sale of Alcoholic Beverages is a Highly Regulated Industry

The manufacture and sale of beverage alcohol is a highly regulated industry at both the Federal and State level and in many instances requires the Company to obtain various permits and licensing in order to carry out the Company objectives. The Company will endeavor to comply with these many licensing and permitting requirements but notes that the ultimate authority to operate is dictated by the appropriate Federal and State oversight agencies.

The Chief Executive Officer does not currently receive a salary for his role with the Company

Todd Manley, the CEO of Twin City Island Spirits, Inc. d/b/a Mutiny Island Vodka (Mutiny Island), does not currently receive a salary for his work with the Company. Although he has been, and will continue to be, compensated in sweat equity, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary. In order to counterbalance the current absence of monetary incentivization, the Company has arranged for the CEO to receive an initial salary of $150,000 plus performance incentives once the business demonstrates consistent positive cash flow, which is anticipated within 2 to 3 years.

The Company's Chief Executive Officer currently has multiple roles

The Company's Founder and CEO, Todd Manley, also works as a Manager for Smorrebrod, LLC in a founding Partner capacity. While Todd dedicates over 70 hours a week and treats his work with Mutiny Island as a top priority, the capital needs of the business have necessitated splitting time and continuing to generate regular income in order to have funds to maintain his work with Mutiny Island. He continues this through a Founding Partner role with Smorrebrod, LLC which requires approximately half an hour per week. While this time commitment is minimal, there is some level of risk in investing in a company that is chiefly managed by a person with concurrent work duties.

Customer preferences and store traffic could be negatively impacted by health concerns about the consumption of our products.

Customer preferences and store traffic could be impacted by health concerns about the consumption of our products and could adversely affect sales. Negative publicity about ingredients, poor quality, injury, health concerns or allergens could cause customers to shift their preferences. This could adversely affect the demand for our products and result in a decrease in customer traffic at our Brewery, Tasting Rooms and/or product sales.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brand and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

Convertible Note May Dilute Investors' Ownership
The Company has issued a convertible note to a third-party lender that may convert into up to 420,000 shares of Preferred Stock at the lender's option, which could significantly dilute the ownership percentage of investors in this offering. Please see the Company's Securities and Dilution sections of the Offering Circular for further information.

**RESTRICTIONS ON TRANSFER**

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)      to the Company;
(2)      to an accredited investor;
(3)      as part of an offering registered with the SEC; or
(4)      to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

**Twin City Island Spirits, Inc.**

By /s/ *Shannon Manns*

Title:   COO and Acting CEO

By /s/ *Shannon Manns*

Name: <u>Shannon Manns</u>
Title:   COO and Acting CEO

By /s/ *Christopher Richeson*

Name: <u>Christopher Richeson</u>
Title:   Treasurer/Secretary

Exhibit A
**FINANCIAL STATEMENTS**

# Balance Sheet

## Twin City Island Spirits, Inc.

### As of Dec 31, 2025

|  | TOTAL |
|---|---|
| **Assets** | |
| Current Assets | |
| Bank Accounts | |
| Bank of St. Croix | 33,632.37 |
| Cash Register | 900.00 |
| **Total for Bank Accounts** | **$34,532.37** |
| Accounts Receivable | |
| Accounts Receivable | 97,119.07 |
| Accounts Receivable - CBD | 154,253.13 |
| **Total for Accounts Receivable** | **$251,372.20** |
| Other Current Assets | |
| Due From Chesapeake Bay Distillery for TCIS Startup | 0.00 |
| Employee Cash Advance | 3,000.00 |
| ERTC Receivable | 0.00 |
| Inventory Assets (deleted) | |
| Inventory | |
| Bottled Spirit - Inventory | $156,351.54 |
| Bailment Inventory | 2,237.40 |
| **Total for Bottled Spirit - Inventory** | **$158,588.94** |
| Breadfruit Alcohol Sanitizer - Inventory | 0.00 |
| Breadfruit Flour - Inventory | 6,500.00 |
| Corks - Inventory | 28,747.99 |
| Distilled Produced - Rum | 8,000.00 |
| Glass - Inventory | 69,678.80 |
| GNS/Bulk Spirit - Inventory | 40,629.60 |
| Ingredients - Inventory | 0.00 |
| Inventory in Transit | 33,750.00 |
| Supplies - Inventory | 0.00 |
| WIP - Inventory | 13,050.00 |
| **Total for Inventory** | **$358,945.33** |
| MHW Holding Account | 9,004.00 |
| Prepaid Expenses | 5,724.74 |
| Undeposited Funds | 5,806.45 |
| **Total for Other Current Assets** | **$382,480.52** |
| **Total for Current Assets** | **$668,385.09** |
| Fixed Assets | |
| Accumulated Depreciation | -780,353.00 |
| Building Improvements | 378,874.10 |
| Buildings | 1,375,984.00 |
| Capitalized Bank Loan Closing Fees | 119,786.14 |
| Computers & Software | 3,305.32 |

# Balance Sheet

## Twin City Island Spirits, Inc.

### As of Dec 31, 2025

|  | TOTAL |
|---|---|
| Construction in Progress | 0.00 |
| Display Materials | 749.48 |
| Furniture & Fixtures | 7,568.84 |
| Land | 147,750.00 |
| Machinery & Equipment | 520,586.82 |
| Security System | 4,000.00 |
| Signs | 9,333.05 |
| Solar | 442,000.00 |
| Startup Costs | 6,020.22 |
| Vehicles | 31,000.00 |
| **Total for Fixed Assets** | **$2,266,604.97** |
| **Total for Assets** | **$2,934,990.06** |
| Liabilities and Equity |  |
| Liabilities |  |
| Current Liabilities |  |
| Accounts Payable |  |
| Accounts Payable (A/P) | 317,053.49 |
| **Total for Accounts Payable** | **$317,053.49** |
| Credit Cards |  |
| American Express - 2002 | 20,347.80 |
| **Total for Credit Cards** | **$20,347.80** |
| Other Current Liabilities |  |
| ADMIN FEE Payable | 19.53 |
| Clover Tips Liability | -5,303.87 |
| Customer Deposit | 0.00 |
| Due To Shareholder | 0.00 |
| Gross Receipts Payable | 132,288.55 |
| Other Current Liabilities | 0.00 |
| Out Of Scope Agency Payable | 0.00 |
| Payroll Liabilities | $46.42 |
| FICA Payable | -3,469.50 |
| FUTA Payable | -106.24 |
| Withholding Payable | -3,724.00 |
| **Total for Payroll Liabilities** | **-$7,253.32** |
| Sales Tax Liability | -114.62 |
| SBA Proceeds |  |
| PPP Proceeds | 0.00 |
| **Total for SBA Proceeds** | **$0.00** |
| **Total for Other Current Liabilities** | **$119,636.27** |
| **Total for Current Liabilities** | **$457,037.56** |

# Balance Sheet

## Twin City Island Spirits, Inc.

As of Dec 31, 2025

|  | TOTAL |
|---|---|
| Long-term Liabilities |  |
| Accrued Interest - Select | 0.00 |
| EIDL - SBA | 65,196.00 |
| Loan Payable | 840,000.00 |
| Loan Payable - CBD | 500,000.00 |
| Loan Payable - CR | 0.00 |
| Loan Payable - H. E. Richeson Trust | 100,000.00 |
| Loan Payable - Select | 500,000.00 |
| Promissory Note | 0.00 |
| Stone Bank - SBA Loan XX9981 | 2,268,110.16 |
| Stone Bank - SBA Loan XX9983 | 269,032.27 |
| **Total for Long-term Liabilities** | **$4,542,338.43** |
| **Total for Liabilities** | **$4,999,375.99** |
| Equity |  |
| Common Stock | $2,408,915.39 |
| Common Stock Reg CF | 1,754,399.91 |
| **Total for Common Stock** | **$4,163,315.30** |
| Opening Balance Equity | 0.00 |
| Preferred Shares | 2,331,501.03 |
| Retained Earnings | -6,837,721.79 |
| Net Income | -1,721,480.47 |
| **Total for Equity** | **-$2,064,385.93** |
| **Total for Liabilities and Equity** | **$2,934,990.06** |

# Profit and Loss

## Twin City Island Spirits, Inc.
### January 1-December 31, 2025

| | TOTAL |
|---|---|
| **Income** | |
| Distribution Sales - Bottled Spirit | 462,053.23 |
| Distribution Sales - Miscellaneous | |
| Ginger Lime Soca Base | 65,625.00 |
| **Total for Distribution Sales - Miscellaneous** | **$65,625.00** |
| On Premise / Offsite Event Sales - Food & Beverage | |
| Alcoholic Beverages | 229,198.01 |
| Bottled Spirits | 131,606.54 |
| Clover Discounts, Refunds & Suspense | |
| Clover Discounts Given | -99,597.76 |
| Clover Refunds | -320.84 |
| Clover Suspense | 83.26 |
| **Total for Clover Discounts, Refunds & Suspense** | **-$99,835.34** |
| Clover Sales | -5,725.32 |
| Credit Card Fees | -5,693.07 |
| Food | 341,389.51 |
| Non-alcoholic Beverages | 22,973.00 |
| Private Events/Distillery Tours | 54,764.11 |
| **Total for On Premise / Offsite Event Sales - Food & Beverage** | **$668,677.44** |
| On Premise / Offsite Event Sales - Merchandise | 39,505.82 |
| On Premise / Offsite Event Sales - Sanitizer and Disinfectant | 1,074.80 |
| **Total for Income** | **$1,236,936.29** |
| **Cost of Goods Sold** | |
| Bottled Spirit COGS | -$117,138.74 |
| Breadfruit Flour - COGS | 44,140.00 |
| Corks - COGS | 31,665.18 |
| Glass - COGS | 71,972.68 |
| GNS/Bulk Spirit - COGS | 66,290.40 |
| Ingredients - Miscellaneous - COGS | 32,836.55 |
| Packaging - COGS | 34,164.32 |
| Shipping & Freight COGS | 97,548.75 |
| Supplies - COGS | 16,472.03 |
| **Total for Bottled Spirit COGS** | **$277,951.17** |
| Breadfruit Alcohol Sanitizer COGS | 466.86 |
| Food and Beverage COGS | |
| Beverage COGS | 36,172.00 |
| Food COGS | 128,988.53 |
| **Total for Food and Beverage COGS** | **$165,160.53** |
| Merchandise COGS | 31,054.74 |

# Profit and Loss

## Twin City Island Spirits, Inc.

### January 1-December 31, 2025

|  | TOTAL |
|---|---|
| Shipping & Freight | -$200.00 |
| FOB Shipping | 56,038.32 |
| **Total for Shipping & Freight** | **$55,838.32** |
| **Total for Cost of Goods Sold** | **$530,471.62** |
| **Gross Profit** | **$706,464.67** |
| Expenses |  |
| Advertising & Marketing |  |
| Entertainment Meals | 1,475.00 |
| Events & Live Entertainment | 44,120.76 |
| Gifts & Sponsorships | 49,195.66 |
| Marketing Consultants | 14,240.00 |
| Merchandise and Samples | 26,345.05 |
| Print and Social Media | 23,537.64 |
| **Total for Advertising & Marketing** | **$158,914.11** |
| Bank Charges & Fees | 1,455.95 |
| Benefits |  |
| 401K Administration | 7,000.00 |
| Health Insurance | 85,882.12 |
| **Total for Benefits** | **$92,882.12** |
| Car & Truck |  |
| Fuel | 2,010.04 |
| Mileage Reimbursement | 612.21 |
| Repair & Maintenance | 179.47 |
| **Total for Car & Truck** | **$2,801.72** |
| Contractors | $27,688.91 |
| Social Media | 7,400.00 |
| **Total for Contractors** | **$35,088.91** |
| Distributor Expense |  |
| Brokerage Fees | 8,358.08 |
| Distributor Billbacks | 21,191.89 |
| **Total for Distributor Expense** | **$29,549.97** |
| Donations | $20.00 |
| Local Non-Profit Donations | 1,712.53 |
| Other Local Donations | 300.00 |
| Trees That Feed Foundation | 12,500.00 |
| **Total for Donations** | **$14,532.53** |
| Insurance |  |
| Auto Insurance | 2,167.40 |
| Liability Insurance | 39,131.15 |
| Property Insurance | 50,941.03 |
| **Total for Insurance** | **$92,239.58** |
| Interest Paid | 155,970.99 |

# Profit and Loss

## Twin City Island Spirits, Inc.

January 1-December 31, 2025

| | TOTAL |
|---|---:|
| Internet & Telephone | 9,497.51 |
| Legal & Professional Services | $5,020.35 |
| Bookkeeping/Payroll Fees | 62,661.96 |
| CPA Fees | 1,920.00 |
| Legal/Attorney Fees | 9,597.37 |
| MHW Service Fees | 2,800.00 |
| Public Relations Services | 91,950.00 |
| **Total for Legal & Professional Services** | **$173,949.68** |
| Loan Expenses | 25,197.12 |
| Meals & Entertainment | 4,337.69 |
| Office Costs | |
| Clover Equipment Rental | 3,914.60 |
| Dues & Subscriptions | 8,266.14 |
| Employee Appreciation | 895.69 |
| Office Supplies | 2,607.86 |
| Postage and Delivery | 3,128.03 |
| Software Expense | 11,623.75 |
| **Total for Office Costs** | **$30,436.07** |
| Other Business Expenses | 100.00 |
| Payroll Expenses - Salaries & Wages | |
| 401(k) | 10,901.84 |
| Salaries & Wages - Administrative | 249,757.34 |
| Salaries & Wages - Beverage | 167,778.48 |
| Salaries & Wages - Distillery | 158,439.97 |
| Salaries & Wages - Food | 99,047.20 |
| Salaries & Wages - Sales Reps | 3,669.15 |
| **Total for Payroll Expenses - Salaries & Wages** | **$689,593.98** |
| Payroll Expenses - Taxes | |
| FICA Tax | 54,398.95 |
| FUTA Credit Reduction Tax | 857.95 |
| FUTA Tax | 1,276.33 |
| VIESA Tax | 19,910.18 |
| **Total for Payroll Expenses - Taxes** | **$76,443.41** |
| Rent & Lease | 13,794.91 |
| Repairs & Maintenance | $66.97 |
| Cleaning, Janitorial & Disposable Supplies | 4,193.75 |
| General Repairs & Maintenance | 19,555.65 |
| Grounds & Landscaping | 8,400.00 |
| Parts and Supplies | 9,597.31 |
| Pest Control | 4,475.00 |
| Waste Removal | 9,570.00 |
| **Total for Repairs & Maintenance** | **$55,858.68** |
| Restaurant Supplies | 25,377.24 |

# Profit and Loss

## Twin City Island Spirits, Inc.

### January 1-December 31, 2025

| | TOTAL |
|---|---|
| Sales Expense | $1,600.00 |
| Account Management | 13,918.13 |
| Sales Reps | 143,965.83 |
| **Total for Sales Expense** | **$159,483.96** |
| Storage | 733.22 |
| Taxes, Licenses & Fees - St. Croix | $16,894.00 |
| EDC Fees | 3,000.00 |
| Franchise Tax | 8,479.50 |
| Property Tax | 110.77 |
| **Total for Taxes, Licenses & Fees - St. Croix** | **$28,484.27** |
| Taxes, Licenses & Fees - United States | 1,252.59 |
| Travel | |
| Airfare, Hotel, Taxi, Parking & Transfers | 47,143.48 |
| Personal Meals | 750.16 |
| **Total for Travel** | **$47,893.64** |
| Utilities | |
| Electric | 1,449.72 |
| Gas & Propane | 14,534.60 |
| **Total for Utilities** | **$15,984.32** |
| **Total for Expenses** | **$1,941,854.17** |
| **Net Operating Income** | **-$1,235,389.50** |
| Other Expenses | |
| Cost of Capital | |
| Advertising/Marketing | 272,522.85 |
| Legal/Professional Fees | 18,000.00 |
| Start Engine Fees | 73,068.12 |
| **Total for Cost of Capital** | **$363,590.97** |
| Director and Office Fees - Share Based Only | 122,500.00 |
| **Total for Other Expenses** | **$486,090.97** |
| **Net Other Income** | **-$486,090.97** |
| **Net Income** | **-$1,721,480.47** |

# Statement of Cash Flows

## Twin City Island Spirits, Inc.
### January-December, 2025

| FULL NAME | TOTAL |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | -1,721,480.47 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Payable (A/P) | 136,873.03 |
| Accounts Receivable | 56,065.71 |
| Accounts Receivable - CBD | -15,048.66 |
| American Express - 2002 | 20,347.80 |
| Clover Tips Liability | 3,181.69 |
| Employee Cash Advance | -3,000.00 |
| Inventory:Bottled Spirit - Inventory | -94,772.16 |
| Inventory:Breadfruit Alcohol Sanitizer - Inventory | 437.68 |
| Inventory:Breadfruit Flour - Inventory | 32,500.00 |
| Inventory:Corks - Inventory | -27,899.69 |
| Inventory:Distilled Produced - Rum | -6,000.00 |
| Inventory:Glass - Inventory | -63,145.38 |
| Inventory:GNS/Bulk Spirit - Inventory | 17,107.20 |
| Inventory:Inventory in Transit | -33,750.00 |
| Inventory:WIP - Inventory | -13,050.00 |
| MHW Holding Account | -9,004.00 |
| Out Of Scope Agency Payable | 0.00 |
| Payroll Liabilities:FICA Payable | -3,421.46 |
| Payroll Liabilities:FUTA Payable | -134.16 |
| Payroll Liabilities:Withholding Payable | -917.00 |
| Prepaid Expenses | 29,596.76 |
| Sales Tax Liability | -53.18 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$25,914.18** |
| **Net cash provided by operating activities** | **-$1,695,566.29** |
| **INVESTING ACTIVITIES** | |
| Machinery & Equipment | -23,884.27 |
| **Net cash provided by investing activities** | **-$23,884.27** |
| **FINANCING ACTIVITIES** | |
| Common Stock:Common Stock Reg CF | 718,875.82 |
| EIDL - SBA | -1,104.00 |
| Loan Payable | 840,000.00 |
| Preferred Shares | 122,500.00 |
| Stone Bank - SBA Loan XX9981 | -16,710.22 |
| Stone Bank - SBA Loan XX9983 | -17,426.01 |
| **Net cash provided by financing activities** | **$1,646,135.59** |
| **NET CASH INCREASE FOR PERIOD** | **-$73,314.97** |
| **Cash at beginning of period** | **$113,653.79** |
| **CASH AT END OF PERIOD** | **$40,338.82** |

**Twin City Island Spirits, Inc.**
**Statement of Stockholders' Equity**
**For the year ended December 31, 2025**

| | Common Stock | | Preferred Stock | | Retained Earnings | | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Beginning Balance | $ | 3,055,854 | $ | 843,834 | $ | (5,244,453) | $ | (1,344,765) |
| Issuance of Common Stock | $ | 424,929 | | | | | | 424,929 |
| Issuance of Preferred Stock | | | $ | 23,834 | | | $ | 23,834 |
| Net Income | | | | | $ | (1,721,480) | $ | (1,721,480) |
| Dividends | | | | | | | | |
| Ending Balance | $ | 3,480,783 | $ | 867,668 | $ | (6,965,934) | $ | (2,617,483) |

**NOTE 1 – NATURE OF OPERATIONS**

Twin City Island Spirits, Inc. was formed on August 1, 2018 ("Inception") in the United States Virgin Islands. The financial statements of Twin City Island Spirits, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in St. Croix, United States Virgin Islands.

Twin City Island Spirits, Inc. produces the world's first vodka made from breadfruit, a sustainable and eco-friendly ingredient. Born in the United States Virgin Islands, our mission is to craft exceptional island vodka that champions environmental sustainability and thriving communities through bolstering the demand of breadfruit.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Use of Estimates*
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Fair Value of Financial Instruments*
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

*Cash and Cash Equivalents*
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

*Revenue Recognition*
The Company will recognize revenues from sales of Mutiny Island Vodka and its infusions when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

*Stock Based Compensation*
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

*Income Taxes*
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and United States Virgin Islands jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities. The Company currently is not under examination by any tax authority.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**NOTE 3 – DEBT**

| TCIS Business Debt Schedule | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Creditor Name | Original Date | Original Amount | Term | Present Balance | Interest Rate | Maturity Date | Monthly Payment | Loan Type |
| Select Financial | 1/1/2022 | $ 500,000.00 | 5 yrs | $ 500,000.00 | 5% | 11/1/2026 | $ - | Convertible |
| Chesapeake Bay Distillery | 1/1/2022 | $ 500,000.00 | 6 yrs | $ 500,000.00 | 5% | 11/1/2027 | $ - | Convertible |
| SBA | 6/10/2020 | $ 75,500.00 | 30 yrs | $ 93,011.77 | 3.75% | 1/31/2029 | $ 2,960.18 | EIDL |
| VIEDC | 3/5/2026 | $ 33,630.91 | 1 yr | $ 33,630.91 | 0.00% | 1/31/2027 | $ 2,802.53 | EDC Debt Payoff |
| Stone Bank | 2/4/2021 | $ 2,600,000.00 | 25 yrs | $ 2,272,276.55 | 9.25% | 8/1/2046 | $ 21,616.34 | |
| Stone Bank | 2/4/2021 | $ 400,000.00 | 10 yrs | $ 269,566.52 | 9.25% | 2/1/2031 | $ 5,771.69 | |
| Allied Island Mgmt Group | 7/9/2025 | $ 840,000.00 | 1 yr | $ 840,000.00 | 12% | 7/9/2026 | $ - | Convertible |

## NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

We have a commitment to Stone Bank for two long term notes which were used to purchase the property, building, and equipment. All property, facilities, and equipment are owned by Twin City Island Spirits, Inc. and can be sold to help pay this debt should the need arise.

We do not currently have commitments to specific suppliers as we are continuing to source our ingredients and materials through new avenues as a cost-savings measure without compromising integrity or quality.

## NOTE 5 – STOCKHOLDERS' EQUITY

*Common Stock*
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $1.00. As of April 1, 2026 the company has currently issued 3,608,283 shares of our common stock.

*Preferred Stock*
We have authorized the issuance of 1,333,334 shares of our preferred stock with par value of $3.00. As of April 1, 2026 the company has currently issued 867,668 shares of our preferred stock.

## NOTE 6 – RELATED PARTY TRANSACTIONS

The Twin City Island Spirits, Inc. Board is uncompensated for their services. They are awarded shares for Board Meeting attendance/participation and Shareholder Meeting attendance/participation.

All loans from founders/officers are convertible loans that will be converted to common stock upon the maturity date of the loan.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025 through April 20, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Shannon Manns, the Chief Operating Officer and Acting Chief Executive Officer of Twin City Island Spirits, Inc., hereby certify that the financial statements of Twin City Island Spirits, Inc. and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Twin City Island Spirits, Inc. has not yet filed its federal tax return for 2025.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the  4/28/2026_____.

Signed by:

_Shannon Manns_____ (Signature)
7515A95F2A684FB...

 COO / Acting CEO_____ (Title)

4/28/2026
_____ (Date)